UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

ACP Strategic Opportunities Fund II, LLC

(Name of Subject Company (issuer))

(Name of Filing Person (issuer))

Units of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Gary E. Shugrue

Senior Portfolio Manager, ACP Funds

Ascendant Capital Partners, LLC

150 N. Radnor Chester Rd., C-220

Radnor, PA 19087

(610) 688-4180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Calculation of Filing Fee

Transaction Valuation: $ 7,908,780 (a) Amount of Filing Fee: $ 1,018.65 (b)

(a)        Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for twenty percent (20%) of the Issuer’s outstanding units of beneficial interest is based on the total net asset value of the Issuer’s outstanding units of beneficial interest as of May 31, 2014.

 Calculated at $128.80 per $1,000,000 of the Transaction Valuation

(b)        The amount of the filing was calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, and equals one-fiftieth of one percent of the estimated value of the transaction.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______N/A__________________________

Form or Registration No.: _______Schedule TO___________________

Filing Party: ____ACP Strategic Opportunities Fund II, LLC_________

Date Filed: ____ ____________________________________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 1, 2014 by ACP Strategic Opportunities Fund II, LLC (the “Fund”) relating to an offer by the Fund, to purchase up to twenty percent (20%) of its Units of beneficial interest (“Units”) upon the terms and subject to the conditions contained in the Offer to Purchase dated July 1, 2014 and the Letter of Transmittal, which constitute the Repurchase Offer. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) on July 1, 2014.

This is the final amendment to the Statement and is being filed to report the results of the Repurchase Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1.	The Fund offered to purchase up to twenty percent (20%) of its Shares as were properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time August 1, 2014 (the “Expiration Date”).

2.	Certain Shareholders validly tendered all or a portion of their Shares prior to the Expiration Date and did not withdraw such tenders prior to the Expiration Date. Those tenders were accepted for purchase by the Fund in accordance with the terms of the Repurchase Offer.

3.	The net asset value of the Shares or portions thereof tendered pursuant to the Repurchase Offer was calculated as of May 31, 2014.

4.	The payment of the purchase price of the Shares or portions thereof tendered was made in the form of promissory notes to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Repurchase Offer. Pursuant to the promissory notes the Fund paid to the tendering Shareholders a total of $2,783,290 (Including the AP Funds Trust Feeder Fund tenders) representing 100% of the net asset value of the total amount of the Shares or portions thereof tendered by the Shareholders on September 30, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Statement is true, complete and correct.

October 24, 2014	ACP Strategic Opportunities Fund II, LLC

	By:	/s/ Gary E. Shugrue
	Name:	Gary E. Shugrue
	Title:	Senior Portfolio Manager, ACP Funds